Exhibit 99.1

Sohu.com Enters into a Definitive Agreement for Changyou.com Going-Private Transaction

BEIJING, China, January 24, 2020 — Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, search and gaming business group, today announced that its wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”) and a newly-formed wholly-owned subsidiary of Sohu Game, Changyou Merger Co. Limited (“Merger Co.”, and together with Sohu and Sohu Game, the “Sohu Group”), have entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Changyou.com Limited (NASDAQ: CYOU)(“Changyou”), pursuant to which the Sohu Group will acquire all outstanding shares of Changyou that Sohu does not already beneficially own in an all-cash transaction implying an equity value of Changyou of approximately $579.0 million (the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each Class A ordinary share of Changyou (each, a “Changyou Class A Ordinary Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement), will be cancelled and cease to exist, in exchange for the right to receive $5.40 in cash without interest, and each outstanding American depositary share of Changyou (each, a “Changyou ADS,” representing two Changyou Class A Ordinary Shares), other than the ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive $10.80 in cash without interest (the “Merger Consideration”).

At the Effective Time, each (i) outstanding and fully-vested option (each, a “Vested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will be cancelled, and each holder of a Vested Option will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Class A Ordinary Shares underlying such Vested Option; and (ii) each outstanding but unvested option (each, an “Unvested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will remain outstanding and continue to vest following the Effective Time in accordance with the applicable Changyou share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the Effective Time.

The Merger Consideration represents a premium of 82.4% to the closing price of Changyou ADSs on September 6, 2019, the last trading day prior to Sohu’s delivery to the board of directors of Changyou (the “Changyou Board”) of the “going-private” proposal, and a premium of 70.1% over the average closing price of Changyou ADSs during the last 30 trading days prior to Sohu’s delivery of the “going-private” proposal.

The Sohu Group intends to fund the Merger primarily with debt financing. The Sohu Group has executed a debt commitment letter with Industrial and Commercial Bank of China Limited, Tokyo Branch (“ICBC”) pursuant to which ICBC will provide, subject to the terms and conditions set forth therein, an amount sufficient to fund in full the consummation of Merger and the other transactions related thereto.

Because the Sohu Group owns over 90% of the voting power represented by all issued and outstanding shares of Changyou, the Merger will be in the form of a short-form merger of Merger Co. with and into Changyou in accordance with section 233(7) of the Companies Law of the Cayman Islands, with Changyou being the company surviving the Merger. Shareholder approval of the Merger Agreement and the Merger by Changyou’s shareholders is not required.

The Merger is currently expected to close in the second quarter of 2020. If completed, the Merger will result in Changyou becoming a privately-owned company wholly owned directly and indirectly by Sohu, Changyou ADSs no longer being listed on the Nasdaq Global Select Market, and Changyou’s ADS program being terminated.

China Renaissance through its subsidiary CRP-Fanya Investment Consultants (Beijing) Limited is serving as financial advisor to the Sohu Group; Goulston & Storrs PC is serving as U.S. legal counsel to the Sohu Group; and Han Kun Law Offices is serving as PRC legal counsel to the Sohu Group.

Houlihan Lokey (China) Limited is serving as financial advisor to a committee of independent and disinterested directors established by the Changyou Board (the “Changyou Special Committee”); Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Changyou Special Committee.

The validity of the Merger and certain other legal matters with respect to the Cayman Islands law are passed upon and advised by Conyers Dill & Pearman.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, Changyou and the Sohu Group will prepare and file with the SEC a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). Investors in Sohu and other interested persons, as well as Changyou’s shareholders and ADS holders, will be able to obtain these documents, as well as other filings containing information about Changyou, Sohu, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

Safe Harbor Statement

This announcement includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those referred to in any such forward-looking statements because of risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and the online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com